SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Results of the Annual General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. for Fiscal Year 2007

The annual general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on March 28, 2008 and all four agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date & Time: March 28, 2008; 9:00 a.m.

•	Agenda:

1) Approval of non-consolidated financial statements for fiscal year 2007

(units: in millions of KRW, unless indicated otherwise)
Total Assets	15,281,365	Revenue	2,168,591
Total Liabilities	2,129,288	Operating Income	2,027,008
Paid-in-capital	4,030,077	Net Income	2,031,195
Total shareholder’s Equity	13,152,077	Earnings per share (KRW)	2,520

Approval of dividend for fiscal year 2007	(units: in KRW)
Dividend per share	250
Total dividend amount	201,503,195,000

2) Approval of modification to Articles of Incorporation

3) Appointment of members of the Audit Committee who are non-executive directors

4) Approval of directors’ compensation limit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 28, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director